Sun Life Financial Comments on MFS Speculation

Toronto, ON (September 18, 2006) – Sun Life Financial Inc. (TSX/NYSE: SLF) made the following statement today in response to speculation regarding its subsidiary MFS Investment Management (MFS).

Sun Life Financial continually reviews the performance of all of its businesses to deliver and grow shareholder value. The Company values MFS as a strategic asset and remains committed to growing the business organically while assessing strategic alternatives. The Company has retained investment bankers to advise on strategic alternatives. However, there is no assurance that a transaction will result.

Management at MFS is working hard to grow MFS, including expanding distribution and research globally, and improving performance and profit margins. MFS is gaining flows on the institutional side both domestically and internationally and has delivered significant margin improvement over the past year.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2006, the Sun Life Financial group of companies had total assets under management of CDN$387 billion.

Sun Life Financ ial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:		Investor Relations Contact:
Susan Jantzi		Kevin Strain
Manager, Media Relations		Vice-President, Investor Relations
Tel: 519-888-3160		Tel: 416-204-8163
susan.jantzi@sunlife.com		investor.relations@sunlife.com